FOR IMMEDIATE RELEASE

Toronto, December 17, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A)

Further to a release made on December 16, 2008 which announced a preliminary non-binding Memorandum of Understanding (“MOU”), The Dundee Bank (Cayman) wishes to clarify that the MOU is subject to further negotiation and CITIC Merchant Group Limited has thus far only been engaged as a placing agent for Dundee’s Global Resource LP. Any additional agreements are subject to further discussion, and board approvals.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $59 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman President and Chief Executive Officer Dundee Corporation (416) 365-5665 Joanne Ferstman Executive Vice President and Chief Financial Officer Dundee Corporation (416) 365-5010